Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Indicative Announcement of China Southern Airlines Company Limited on the Changes in Equity as a Result of Increase in Shares Held by the Controlling Shareholder due to the Conversion of the Convertible Bonds” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

22 June 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and YAN Andrew Y as independent non-executive Directors.

Stock Short Name: CSA	Stock Code: 600029	Notice No.: LIN 2021-028
Bond Abbreviation: Nanhang Convertible Bonds		Bond Code: 110075

INDICATIVE ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY

LIMITED ON THE CHANGES IN EQUITY AS A RESULT OF INCREASE IN

SHARES HELD BY THE CONTROLLING SHAREHOLDER DUE TO THE

CONVERSION OF THE CONVERTIBLE BONDS

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important Notice:

•

On 18 June 2021, CSAH, the controlling shareholder of the Company, fully converted the Nanhang Convertible Bonds with an amount of RMB10,102,758,000 held by it into A Shares of the Company through the trading system of the Shanghai Stock Exchange. After this share conversion, the percentage of shares of the Company held by CSAH and its concert parties increased by approximately 3.78 percentage points from approximately 60.42% to approximately 64.20%. According to the relevant regulatory rules, CSAH is exempted from making an offer in respect of the equity change.

•	The equity change will not change the controlling shareholder of the Company.

I.	Basic Information of the Equity Change

(I)	Basic information of the obligator of information disclosure

Company name	China Southern Air Holding Company Limited
Domicile	Baiyun International Airport, Guangzhou, Guangdong Province
Legal representative	Ma Xu Lun
Unified social credit code	91440000100005896P
Date of establishment	9 April 1987
Type of company	Limited liability company (State-controlled)
Registered capital	RMB17,767,593,371
Business scope	Operating all state-owned assets and state-owned equity resulting from investment of the state in the company and its invested entities.

(II)	Information of the equity change

As approved by the Approval of China Southern Airlines Company Limited’s Public Issuance of Convertible Corporate Bonds (Zheng Jian Xu Ke [2020] No. 2264) issued by the China Securities Regulatory Commission, China Southern Airlines Company Limited (the “Company”) publicly issued a number of 160 million convertible corporate bonds of the Company (the “Nanhang Convertible Bonds” or “Convertible Bonds”) at a nominal value of RMB100 each on 15 October 2020, with a total amount of RMB16 billion.

Pursuant to the approval of the Shanghai Stock Exchange Self-discipline Supervision Decision [2020] No. 355, the Convertible Bonds with an amount of RMB16 billion were listed on the Shanghai Stock Exchange on 3 November 2020 with the bond abbreviation of “Nanhang Convertible Bonds (南航轉債)” and the bond code of “110075”. The conversion period is six years from 21 April 2021, and the initial conversion price is RMB6.24 per share.

The Company received a notice on 21 June 2021 from China Southern Air Holding Company Limited (the “CSAH”), the controlling shareholder of the Company, notifying that CASH had fully converted the Nanhang Convertible Bonds with an amount of RMB10,102,758,000 held by it into A Shares of the Company through the trading system of the Shanghai Stock Exchange on 18 June, with the number of shares converted being 1,619,031,728 shares, representing approximately 10.56% of total issued shares of the Company before the conversion of the Convertible Bonds.

From 21 April 2021 to 18 June 2021, a total of RMB10,103,166,000 of Nanhang Convertible Bonds were converted into A Shares of the Company, and the total number of shares being converted was 1,619,097,046. As of 18 June 2021, total shares of the Company increased to 16,948,399,441 shares.

Before this share conversion, CSAH and its concert parties held a total number of 9,261,849,357 shares of RMB ordinary shares and overseas listed foreign shares of the Company, and CSAH held Nanhang Convertible Bonds with an amount of RMB10,102,758,000, representing approximately 63.14% of the total issuance amount of the Nanhang Convertible Bonds. After this share conversion, CASH and its concert parties are holding a total number of 10,880,881,085 shares of RMB ordinary shares and overseas listed foreign shares of the Company, with the shareholding percentage increased by approximately 3.78 percentage points from approximately 60.42% to approximately 64.20%, and CASH no longer holds the Nanhang Convertible Bonds. The details are as follows:

Name of shareholders	Period of change	Method of change	Shares held before the change		Shares held upon the change
			Number of shares held (shares)	Shareholding percentage (%)	Number of shares held (shares)	Shareholding percentage (%)
China Southern Air Holding Company Limited	21 April 2021 to 18 June 2021	Increase of number of shares held and shareholding percentage due to the conversion of Convertible Bonds of the Company	6,981,865,780	45.55	8,600,897,508	50.75
Nan Lung Holding Limited	Not applicable		2,248,833,577	14.67	2,248,833,577	13.27
Perfect Lines (Hong Kong) Limited	Not applicable		31,150,000	0.2	31,150,000	0.18

Total			9,261,849,357	60.42	10,880,881,085	64.20

II.	Subsequent Events

1.	The equity change will not change the controlling shareholder of the Company.

2.	The equity change does not involve in a disclosure of change of equity interests report by the obligator of information disclosure.

3.

The equity change is an increase of shareholding percentage due to the conversion of the Convertible Bonds of the Company held by the obligator of information disclosure, which is exempted from making an offer.

The Company will strictly comply with the provisions and requirements of relevant laws and regulations, and perform the information disclosure obligations in a timely manner. Investors are advised to make cautious decisions and be aware of the risks associated with investment.

Board of Directors of

China Southern Airlines Company Limited

22 June 2021